June 2, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Station Place
100 F Street, N.E.
Washington, DC 20549
Attn: Edwin Kim

Re:	Yuhe International, Inc.
Post-Effective Amendment for Registration Statement on Form S-1
Filed on April 22, 2009
File No. 333-150836

Form 10-K/A
Filed May 13, 2009
File No. 333-83125

Dear Mr. Kim:

On behalf of Yuhe International, Inc., the “Company”, we are responding to the letter from the Staff of the Securities and Exchange Commission, the “Commission”, dated May 29, 2009 commenting on the Company’s draft response letter responding to the letter received from the Commission on May 18, 2009, commenting on Amendment No. 2 to its Annual Report on Form 10-K/A filed on May 13, 2009, the “10-K/A No. 2”.

We have provided four courtesy copies of 10-K/A No. 3 to show changes from the 10-K/A No. 2, along with this response letter for your review. For your convenience, we have repeated comments from the Staff’s May 29, 2009 letter immediately prior to our response below.

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Form 10-K filed March 31, 2009, Amended May 13, 2009

Item 9A.  Controls and Procedures,

1.
We note your response to comments one and two from our letter dated May 18, 2009 and the statement in your draft disclosure that "the material weakness related to loans is in violation of Section 402 and a lack of review and approval of related party loans by independent directors…"  It is unclear if the lack of review and approval is a separate control deficiency, or if it relates to the Section 402 violation.  Please revise (a) and (b) of this section to clarify the extent to which your ineffectiveness conclusions relate to two separate issues, one or both of which constituting a material weakness.  If there is just one control deficiency, or if the Section 402 and independent review and approval issues overlap, your revised disclosure should briefly address the nature and extent of their relationship to one another.

The Company notes the Staff’s comment and respectfully advises that a single material weakness, not multiple weaknesses, exist.  The Company has determined that the lack of review and approval of related party loans by independent directors contributed to the violation of Section 402 of the Sarbanes-Oxley Act of 2002.

Accordingly, the Company has revised Item 9A, Part II of its annual report on Form 10-K/A No. 3 as set out under Comment No. 2 below.

2.
We reissue prior comment two.  Based on the last four bullet points describing your remediation efforts, it is still unclear if management found material weaknesses or significant deficiencies not relating to the two control deficiencies identified in the paragraph beginning "[m]anagement had concluded…"  Please revise to disclose, if true, that you identified significant deficiencies or material weaknesses, as the case may be, relating to compliance with U.S. GAAP or other issues not relating to compliance with Section 402 and lack of review and approval for related party loans by independent directors, the two issues you identify in the paragraph referenced above.  In the alternative, revise to explain how the deficiencies identified in the last four bullet points relate to preventing future violations of Section 402 or loans that are not reviewed or approved by independent directors.

The Company notes the Staff’s comment and respectfully advises that the independent directors of the Company will undertake a thorough review of the Company’s internal controls and procedures with the intention of expanding and formalizing its policies and procedures to avoid future violations of the Sarbanes-Oxley Act of 2002, and other applicable laws, rules and regulations, including controls and procedures for  reviewing  the making and extension of any related party loan in the future.  The Company has revised Item 9A, Part II of its annual report on Form 10K/A No. 3 as follows:-

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ITEM 9A. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving the Company’s objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The Company’s management, with the participation of its chief executive officer and chief financial officer, Messrs. Gao Zhentao and Hu Gang, respectively evaluated the effectiveness of the Company’s disclosure controls and procedures. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports, such as this 10-K, that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.   Based on that evaluation, Messrs. Gao and Hu concluded that because of the existence of certain  related party loans in violation of Section 402 of the Sarbanes-Oxley Act of 2002 contributed to in part by a lack of review and approval of these related party loans by independent directors constituting a significant deficiency in internal control over financial reporting, the Company’s disclosure controls and procedures were not effective as of December 31, 2008.

(b)	Management’s report on internal control over financial reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to its management and Board of Directors regarding the preparation and fair presentation of financial statements, and includes those policies and procedures which:-

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(i)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of its assets;

(ii)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that its receipts and expenditures are being made only in accordance with the authorization of the Company’s management and directors; and

(iii)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

In making its assessment of internal control over financial reporting, the management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework .

Pursuant to Rule 15d-15 of the Exchange Act, the Company’s management, with the participation of its chief executive officer and chief financial officer, Messrs. Gao Zhentao and Hu Gang, respectively, evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008.  Based on this evaluation, the Company’s management concluded that as of December 31, 2008, the Company’s internal controls over financial reporting were not effective.

Management had concluded, as of December 31, 2008, that a material weakness existed with respect to compliance with Section 402 of the Sarbanes-Oxley Act of 2002.  As of December 31, 2008, the Company advanced money to four related parties with a total outstanding amount in excess of $3.7 million, of which, the Company advanced over $3.5 million to one related party, Shandong Yuhe Food Group Co., Ltd.  The Company has concluded that the above loans are prohibited transactions under Section 402 of the Sarbanes-Oxley Act of 2002, but not because of any improper accounting of such loans.

In order to address the foregoing material weakness, the Company has taken or is taking the following remedial measures:-

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•
The Company will no longer make payments to any related parties that would be classified as a loan and will collect the outstanding amount from Shandong Yuhe Food Group Co., Ltd. and other related parties; and

•
The Company’s independent directors will undertake a thorough review of the Company’s internal controls and procedures with the intention of expanding and formalizing its policies and procedures to avoid future violations of the Sarbanes-Oxley Act of 2002, and other applicable laws, rules and regulations, including controls and procedures for reviewing  the making and extension of any related party loan in the future.

The Company believes that the foregoing steps will remediate the material weakness identified above, and the Company will continue to monitor the effectiveness of these steps and make any changes that the Company’s management deems appropriate.

Separately, the Company has determined to adopt the measures set forth below to generally improve its corporate governance and oversight.  The measures set forth below are not necessarily related to, or in response to, the material weakness identified above:-

•	The Company is in the process of arranging necessary training for its accounting department staff;
•	The Company is in the process of engaging external professional accounting or consultancy firms to assist it in the preparation of the US GAAP accounts;
•
The Company has committed to the establishment of effective internal audit functions; however, due to the scarcity of qualified candidates with extensive experiences in U.S. GAAP reporting and accounting in the region, the Company was not able to hire sufficient internal audit resources before the end of its reporting period.  However, the Company will increase its search for qualified candidates with assistance from recruiters and through referrals; and

•
The Company has allocated significant financial and human resources to strengthen the internal control structure.  As part of its efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for fiscal year 2009, the Company has been actively working with external consultants to assess its data collection, financial reporting, and control procedures and to strengthen its internal controls over financial reporting.

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There were no changes in the Company’s internal control over financial reporting identified in connection with the evaluation performed that occurred during the period covered by this report that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

We thank the Staff for its continued courtesies. If the Staff needs any additional information or has further questions, please do not hesitate to contact Eric Cohen at (212) 294-3540 or me at (852) 2292-2222.

Sincerely,

/s/ Simon Luk
Simon Luk

c.c.	Yuhe International, Inc.

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